Mail Stop 3561

December 17, 2007

By U.S. Mail and facsimile to (202) 828-0860
H. Lawrence Culp, Jr.
President and Chief Executive Officer
Danaher Corporation
2099 Pennsylvania Avenue NW
Washington, DC 20006

Re: **Danaher Corporation**
       Definitive 14A
       Filed April 10, 2007
       File No. 001-08089

Dear Mr. Culp:

We have reviewed your response letter dated October 12, 2007 and have the following comment. Please respond to our comment by January 7, 2008 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Your response to our prior comment 6 indicates that the quantitative metrics of personal performance objectives for your named executive officers is not material to investors. It is unclear why these metrics are not material given that you use them to determine the amount of annual cash incentive compensation to your named executive officers. To the extent you use performance targets, both qualitative and quantitative, in determining executive compensation, those targets should be disclosed unless they could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

    Furthermore, while we note your response that the disclosure of performance measures and metrics could cause competitive harm, your response does not address the confidential treatment standard that you are required to use for evaluating whether performance target information may be omitted from disclosure. If you believe that disclosure of this information is not required because it would result in competitive harm, please provide a detailed supplemental analysis supporting your conclusion using the standard outlined in Instruction 4 to Item 402(b) of Regulation S-K. Please also refer to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Please refer to our prior comment 6 and provide us with a detailed explanation that is fully responsive to that comment.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel